02021450

3/18/2002

RECEIVED MAR 0 1 2002 148 WASH., D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 8570

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2000 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frederick & Company, Inc. 39-0972465

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 E. Juneau Avenue
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lon P. Frederick (414) 271-1500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Winter, Kloman, Moter & Repp, S.C.
(Name — *if individual, state last, first, middle name*)

12700 W. Bluemound Rd.	Elm Grove	WI	53122
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02
SS

OATH OR AFFIRMATION

I, Lon P. Frederick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frederick & Company, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires
May 4, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Winter, Kloman, Moter & Repp, S.C.
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Frederick & Company, Inc.
(an S corporation)

We have audited the accompanying statement of financial condition of Frederick & Company, Inc. (an S corporation) as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowing, and cash flows for the fifteen months then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frederick & Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the fifteen months then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, investment securities not readily marketable amounting to approximately $1,050,000 (55 percent of stockholders' equity) as of December 31, 2001 have been valued at fair value as determined by management. We have reviewed the procedures applied by management in valuing such securities and investments and have inspected underlying documentation, and in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, management's estimate of fair values may differ significantly from the values that would have been used had a ready market existed for the securities, and the differences could be material.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Winter, Kloman, Moter + Repp, S.C.

February 22, 2002

12700 W. Bluemound Rd. / Elm Grove, WI 53122 (262) 797-9050 / Fax (262) 797-8251
155 W. Wisconsin Ave., Suite 208 / Oconomowoc, WI 53066 (262) 567-6540 / Fax (262) 567-7285

FREDERICK & COMPANY, INC.
(an S corporation)

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 17
Receivables:	
Broker-dealer clearing	32,646
Venture and underwriting fees	14,560
Other	34,186
Note receivable	49,015
Securities owned:	
Marketable, at market value	915,036
Not readily marketable, at estimated fair value	1,050,675
Art inventory, at cost	5,200
Prepaid expenses	6,559
Property and equipment, at cost, less accumulated depreciation of $102,023	51,209
Other assets	4,960
	$2,164,063

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Line of credit - bank	$ 144,000
Accrued compensation and payroll taxes	23,144
Accounts payable, accrued expenses and other liabilities	50,624
Estimated legal claims	35,000
Total liabilities	252,768
STOCKHOLDER'S EQUITY	
Common stock:	
Series A, nonvoting, $1 par, authorized 100,000 shares; issued and outstanding 18,811 shares	18,811
Series B, voting, $1 par, authorized 50,000 shares; issued and outstanding 42 shares	42
Capital surplus	1,433,569
Retained earnings	458,873
Total stockholder's equity	1,911,295
	$2,164,063

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

STATEMENT OF OPERATIONS
For the Fifteen Months Ended December 31, 2001

REVENUES	
Commissions	$ 143,275
Venture and underwriting fees	289,511
Interest and dividends	17,903
Other	15,507
	466,196
Loss on sale of securities owned	(483,136)
Unrealized loss on securities owned	(1,068,995)
	(1,085,935)
EXPENSES	
Compensation and commissions	267,805
Payroll taxes and benefits	58,378
Floor brokerage and clearing charges	29,420
Communications	24,414
Occupancy and equipment	52,402
Legal and professional	84,897
Travel, meetings and entertainment	30,562
Memberships, dues and fees	7,022
Depreciation	23,013
Insurance	4,604
Interest	73,180
Other	5,586
	661,283
Net loss	$(1,747,218)

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Fifteen Months Ended December 31, 2001

	---- Common Stock ----		Capital	Retained
	Series A	Series B	Surplus	Earnings
BALANCE, beginning of period	$ 18,811	$ 42	$ 171,037	$ 2,206,091
Contributed capital	0	0	1,262,532	0
Less net loss	0	0	0	(1,747,218)
BALANCE, end of period	$ 18,811	$ 42	$1,433,569	$ 458,873

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

STATEMENT OF CHANGES IN SUBORDINATED BORROWING
For the Fifteen Months Ended December 31, 2001

SUBORDINATED BORROWING, beginning of period	$ 700,000
Net activity during the period	(700,000)
SUBORDINATED BORROWING, end of period	$ 0

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

STATEMENT OF CASH FLOWS
For the Fifteen Months Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(1,747,218)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation	23,013
Loss on sale of securities held for investments	483,136
Decrease in unrealized gain on securities owned	1,068,995
(Increase) decrease in:	
Deposit with clearing broker-dealer	(11,311)
Receivables	(5,296)
Prepaid expenses and other assets	605
Increase (decrease) in:	
Accrued compensation, payroll taxes and outside commissions	(64,305)
Accounts payable, accrued expenses and other liabilities	22,195
Accrued interest	(53,359)
Net cash used in operating activities	(283,545)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of investments	106,399
Purchases of property and equipment	(14,523)
Purchase of securities held for investment	(22,000)
Net cash provided by investing activities	69,876
CASH FLOWS FROM FINANCING ACTIVITIES	
Net borrowings on line of credit	85,000
Repayments of long-term debt	(23,118)
Contributed capital	202,000
Net cash provided by financing activities	263,882
Net increase in cash	50,213
Checks outstanding in excess of bank balance - end of period	(50,196)
Cash - beginning of period	$ 17
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid during the period for interest	$ 126,539
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES	
Increase in investments through capital contributions	$ 277,205
Reclassification of securities from inventory to investments	34,218
Accrued interest converted to capital	83,327
Subordinated borrowing converted to capital	700,000
	$ 1,094,750

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

NOTES TO FINANCIAL STATEMENTS

Note 1. **Summary of Significant Accounting Policies**

Formation of the Company:

Frederick & Company, Inc. (a Wisconsin Corporation) was organized in 1960 and is located in Milwaukee, Wisconsin. The Company is a licensed securities broker-dealer.

Securities policies:

Customer security transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Security transactions of the Company are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Venture fees are recorded at the time signed subscription agreements and the related customer payments are received by the offering company.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in operations. For the fifteen months ended December 31, 2001, the unrealized loss included in the financial statements attributable to investment securities that are not readily marketable was approximately $497,000.

Property and equipment:

Property and equipment are recorded at cost. Maintenance and repairs are charged to operations as incurred and betterments are capitalized. Depreciation is calculated using the straight-line method over estimated useful lives ranging from 5-20 years.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Provision for income taxes:

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed personally on their proportionate share of the Company's taxable income. Therefore, no provisions for Federal or State income taxes currently payable or deferred have been included in these financial statements.

Note 2. Operational Focus

Effective March 2000, the Company transferred a substantial portion of its retail brokerage activities to a third party broker-dealer. The Company retained the customer accounts of its principals and a limited number of brokers. No gain or loss was recognized on the transfer of this portion of the retail trading business. Frederick & Company, Inc. continues to conduct initial business as a broker-dealer but its focus is in the investment banking business. The Company's primary specialty is in private placement financing. Late in 2001, the Company also began an institutional research department.

Note 3. Customer Transactions

The Company acts as an introducing broker-dealer for customer transactions. These transactions are processed by a clearing broker-dealer on a fully disclosed basis through a three-party clearing agreement. The services provided by the clearing broker-dealer include the preparation and delivery of customer confirmations, the maintenance of customer accounts, the collection and payment of money with respect to securities transactions, and the receipt, holding and delivery of securities. Special safeguards have been established for the protection of funds and securities received in connection with venture capital offerings. Accordingly, the Company has obtained an exemption from SEC Rule 15c3-3 under Subparagraph (k)(2).

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $362,719, which was $262,719 in excess of its required net capital. The Company's net capital ratio was .70 to 1.

Note 5. Note Receivable

The Company has an unsecured promissory note receivable from an individual of $49,015 at December 31, 2001. The balance has matured, and the note has been informally extended.

Note 6. Securities Owned

Marketable securities owned consist of investment securities (corporate stocks) at quoted market values.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. The cost of securities not readily marketable at December 31, 2001 was approximately $585,000.

FREDERICK & COMPANY, INC.
(an S corporation)

NOTES TO FINANCIAL STATEMENTS

Note 7. Bank Debt

The Company has a revolving business bank note for a maximum credit limit of $350,000. At December 31, 2001, there was an outstanding balance on this note of $144,000. Interest is payable monthly at the prime rate. The note is collateralized by marketable securities of the Company included in the financial statements with a fair market value of approximately $670,000.

Note 8. Employee Benefit Plan

During the period, the Company terminated a qualified defined contribution employee savings 401(k) plan covering substantially all employees. Company contributions to the plan were determined at the discretion of the Board of Directors. During the fifteen months ended December 31, 2001, the Company made no contribution to the plan.

Note 9. Commitments and Contingent Liabilities

The Company rents office space under a lease with a monthly rental payment of $3,720, which expires December 31, 2001. The lease has been informally extended for one year at a rate of $2,660 per month. The Company subleased a portion of the facilities for $1,925 per month for a portion of the period. Net rental expense was $45,314 for the fifteen months ended December 31, 2001.

The Company, together with various other co-underwriters, have been named as defendants in a lawsuit that alleges violations of Federal and State securities laws. The Company believes the charges are without merit and intends to vigorously defend itself against the allegations.

The Company charged $35,000 to prior years' operations to provide for the settlement of the claim. In the opinion of management, the provision remains adequate.

Schedule I

FREDERICK & COMPANY, INC.
(an S corporation)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

NET CAPITAL		
Total consolidated stockholders' equity		$1,911,295
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		1,911,295
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
B. Other (deductions) or allowable credits		0
Total capital and allowable subordinated borrowing		1,911,295
Deductions and/or charges		
A. Non-allowable assets		
Securities not readily marketable	$1,050,675	
Property and equipment	51,209	
Receivables from noncustomers	97,761	
Art inventory	5,200	
Prepaid expenses	6,559	
Other assets	4,960	
	1,216,364	
B. Secured demand note deficiency	0	
C. Commodity futures contracts and spot commodities	0	
D. Other deductions and/or charges - blockage charge	141,445	1,357,809
Net capital before haircuts on securities positions		553,486
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	0	
B. Subordinated securities borrowings	0	
C. Trading and investment securities		
1. Exempted securities	0	
2. Debt securities	0	
3. Options	0	
4. Other securities	114,013	
D. Undue concentrations	76,754	
E. Other	0	190,767
Net capital		$ 362,719

FREDERICK & COMPANY, INC.
(an S corporation)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Line of credit - bank	$144,000
Accrued compensation and payroll taxes	23,144
Accounts payable, accrued expenses and other liabilities	50,624
Estimated legal claims	35,000
Items not included in statement of financial condition	
Market value of securities borrowed for which no equivalent value is paid or credited	0
Other unrecorded amounts	0
Total aggregate indebtedness	$252,768
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6⅔% of total aggregate indebtedness)	$ 16,851
Minimum dollar net capital requirement of reporting broker or dealer	100,000
Net capital requirement-greater of above	$100,000
Excess net capital	$262,719
Excess net capital at 1000%	$337,442
Percentage of aggregate indebtedness to net capital	.70 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of September 30, 2000)	
Net capital, as reported in Company's Part II (unaudited)	
FOCUS report	$391,279
Total nonallowable assets and other charges	2,297
Haircuts and undue concentration	2,642
Net audit adjustments	(33,499)
Net capital per above	$362,719
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT	
Company has not elected alternate method pursuant to Appendix C of rule 15c3-1	N/A

FREDERICK & COMPANY, INC.
(an S corporation)

DETERMINATION OF RESERVE REQUIREMENTS
EXEMPTIVE PROVISION UNDER RULE 15c3-3

December 31, 2001

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based.

A. (k)(1) $2,500 capital category as per Rule 15c3-1

B. (k)(2)(A) "Special Account for the Exclusive Benefit of Customers" maintained

C. (k)(2)(B)* All customer transactions cleared through another broker-dealer on a fully disclosed basis.

D. (k)(3) Exempted by order of the Commission

* Exemption based on item C above with clearing firm of BNY Clearing Services, LLC through a third party supplemental clearing agreement with First Midwest Securities, Inc.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Frederick & Company, Inc.
(an S corporation)

In planning and performing our audit of the financial statements and supplemental schedules of Frederick & Company, Inc. (an S corporation) for the fifteen months ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Winter, Kloman, Moter & Repp, S.C.

February 22, 2002